8001 Arista Place, Suite 200

Broomfield, CO 80021

Phone: 720-940-2200, Fax: 720-208-9261

December 21, 2010

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	ARCA biopharma, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 4, 2010
File No. 000-22873

Dear Mr. Rosenberg,

On behalf of ARCA biopharma, Inc. (“ARCA”), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated December 10, 2010 (“Comment Letter”) relating to the above-referenced Annual Report on Form 10-K. Set forth in italicized print below is the Staff’s comment, as set forth in the Comment Letter, followed by ARCA’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Cash Flows, page 66

1.	Please tell us why your statement of cash flows reflects a $20.5 million change in accrued expenses and other liabilities, while the balance sheet appears to indicate that the change in these accounts is substantially less. Similarly, please also address the change in your accounts payable.

ARCA’s Response:

The difference between the change in accrued expenses and other liabilities reflected on the statement of cash flows compared to the change indicated on the balance sheet is primarily caused by the accrued expenses and other liabilities that ARCA assumed in the merger with Nuvelo, Inc. on January 27, 2009 (the “Merger”) and the subsequent satisfaction of such liabilities prior to December 31, 2009. As follows, ARCA has supplementally provided a roll-forward of the accrued expenses and other liabilities balances from December 31, 2008 to December 31, 2009.

ARCA biopharma, Inc.

File No. 000-22873

(in thousands)
Accrued expenses and other liabilities
Balances as of December 31, 2008:
Accrued compensation and employee benefits	$1,071
Accrued expenses and other liabilities	1,549

Subtotal		$2,620

Liabilities assumed in the Merger: {a}
Accrued employee liabilities	3,579
Other current liabilities	1,406
Accrued facility exit costs	13,278
Other liabilities	74
Unfavorable lease obligation	943

Subtotal		19,280

Change in accrued expenses and other liabilities (net of amounts acquired and noncash items), as per the statement of cash flows:		(20,454)

Other roll-forward items, net: {b}		(449)

Balances as of December 31, 2009:
Accrued compensation and employee benefits	241
Accrued expenses and other liabilities	756

Total		$997

{a}	See Note 2, Merger with Nuvelo, Inc. on January 27, 2009, to ARCA’s consolidated financial statements on Form 10-K for the year ended December 31, 2009 for the acquisition consideration allocation as of the date of the Merger.
{b}	Other roll-forward items, net includes, among other items, adjustments to reconcile net loss to net cash used in operating activities and certain noncash transactions.

ARCA biopharma, Inc.

File No. 000-22873

The difference between the change in accounts payable reflected on the statement of cash flows compared to the change indicated on the balance sheet is primarily caused by the accounts payable that ARCA assumed as a result of the Merger and the subsequent satisfaction of such liabilities prior to December 31, 2009. As follows, ARCA has supplementally provided a roll-forward of the accounts payable balance from December 31, 2008 to December 31, 2009.

(in thousands)
Accounts Payable
Balance as of December 31, 2008	$804
Accounts payable assumed in the Merger {a}	2,189
Change in accounts payable (net of amounts acquired), as per the statement of cash flows	(2,460)

Balance as of December 31, 2009	$533

{a}	See Note 2, Merger with Nuvelo, Inc. on January 27, 2009, to ARCA’s consolidated financial statements on Form 10-K for the year ended December 31, 2009 for the acquisition consideration allocation as of the date of the Merger.

In connection with responding to the Comment Letter, we acknowledge that:

•	ARCA is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ARCA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this letter is fully responsive to the Comment Letter. Please do not hesitate to contact me if you have any questions relative to this matter.

Very truly yours,

/s/ Patrick M. Wheeler
Patrick M. Wheeler, Chief Financial Officer

cc:	Brent D. Fassett, Cooley LLP
Michael R. Bristow, President and Chief Executive Officer
Christopher D. Ozeroff, Senior Vice President and General Counsel

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